Coca-Cola İçecek

RECEIVED

2009 FEB 18 P 12:17

FILE 82-35049

[redacted]

09045349

February 11, 2009

PROCESSED
MAR 02 2009
THOMSON REUTERS

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on February 11, 2009.

As announced on September 1, 2008, Coca-Cola Satış ve Dağıtım A.Ş. (CCSD), a fully owned subsidiary of Coca-Cola İçecek A.Ş. (CCI), started sales and distribution of Doğadan Gıda Ürünleri Sanayi ve Pazarlama A.Ş. (Doğadan) products by CCSD throughout Turkey starting from September 2008. In addition to this, the negotiations for the acquisition of a 50% equity stake in Doğadan, announced on January 31, 2008 for the first time, have been suspended but are expected to resume at a future date.

Should further developments on the issue arise, CCI will make the necessary public announcements.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

END

Sincerely,

Coca-Cola İçecek A.Ş.